

SEC 07000697 :ISSION
Washington, D.C. 20549


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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe	MI	48230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kirk Haggarty 313-393-3070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue,	St. Clair Shores,	MI	48080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Kirk Haggarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants


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DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2006 And 2005

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS



Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel Danneels & Company P.C.

St. Clair Shores, Michigan
January 24, 2007

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 And 2005

	2006	2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 384,725	$ 256,892
Accounts receivable	70,000	239,889
Receivable - other	-	6,300
Investments	238,526	275,258
Prepaid expenses	40,078	25,288
Deposits	1,559	-
Total Current Assets	734,888	803,627
Property And Equipment:		
Vehicle	-	36,636
Computer equipment	66,942	69,954
Furniture and fixtures	124,751	32,047
Leasehold improvements	48,206	43,206
Assets under capital lease	-	94,101
Total	239,899	275,944
Less: Accumulated depreciation	91,267	100,318
Net Property And Equipment	148,632	175,626
Other Assets -		
Deposits	9,189	10,748
	$ 892,709	$ 990,001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 23,028	$ 10,380
Accrued expenses	236,715	336,876
Current portion of long-term debt	48,440	57,470
Current portion of capital lease payable	-	17,242
Total Current Liabilities	308,183	421,968
Long-Term Debt -		
Notes payable	-	5,469
Shareholders' Equity:		
Common stock	133,146	133,146
Paid-in capital	11,993	11,993
Retained earnings	439,387	417,425
Total Shareholders' Equity	584,526	562,564
	$ 892,709	$ 990,001

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2006 And 2005

	2006	2005
Revenues Earned	$ 4,281,474	$ 4,569,205
Expenses	4,209,381	4,518,148
Operating Income	72,093	51,057
Other Income (Expense) - Net	(20,425)	(9,868)
Net Income	$ 51,668	$ 41,189

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended December 31, 2006 And 2005

	2006	2005
Common Stock:		
Beginning Balance	$ 133,146	$ 116,100
Amount Received For Additional Shares	-	17,046
Ending Balance	133,146	133,146
Paid-In Capital -		
Beginning And Ending Balance	11,993	11,993
Retained Earnings:		
Beginning Balance	417,425	404,682
Net Income	51,668	41,189
Shareholder Distributions	(29,706)	(28,446)
Ending Balance	439,387	417,425
Total Shareholders' Equity	$ 584,526	$ 562,564

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 And 2005

	2006	2005
Cash Flows From Operating Activities:		
Net income	$ 51,668	$ 41,189
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	39,158	40,660
Loss on disposal of fixed assets	20,991	10,676
(Increase) decrease in:		
Accounts receivable	176,189	(149,532)
Prepaid expenses	(14,791)	204
Deposits	-	(1,000)
Increase (decrease) in:		
Accounts payable	12,648	652
Accrued expenses	(100,160)	17,282
Net Cash Provided (Used) By Operating Activities	185,703	(39,869)
Cash Flows Provided (Used) By Investing Activities:		
Purchase of fixed assets	(40,922)	(35,961)
Proceeds from sale of fixed assets	7,767	-
Sales (purchases) of investments - net	36,732	(199,588)
Net Cash Provided (Used) By Investing Activities	3,577	(235,549)
Cash Flows From Financing Activities:		
Payments on debt	(31,741)	(40,700)
Common stock issued	-	17,046
Shareholder distributions	(29,706)	(28,446)
Net Cash Used By Financing Activities	(61,447)	(52,100)
Net Increase (Decrease) In Cash And Cash Equivalents	127,833	(327,518)
Cash And Cash Equivalents At Beginning Of Year	256,892	584,410
Cash And Cash Equivalents At End Of Year	$ 384,725	$ 256,892

Supplemental Disclosures Of Cash Flow Information -
Cash paid during the year for -

	2006	2005
Interest	$ 793	$ 4,030

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 And 2005

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business

The Company is a closely-held corporation with offices in Grosse Pointe, Michigan and Columbus, Ohio. The Company provides investment banking, trading and wealth management services via comprehensive financial advisory services to both public and private companies, which are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, services and retail.

Cash And Cash Equivalents

For purposes of the balance sheets and the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company also invests excess cash in money market accounts with a national brokerage firm. See Note 2 for details.

Concentration Of Credit Risk

The Company maintains cash balances at a financial institution located in southeast Michigan. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution and the Securities Investor Protection Corporation up to $100,000 for money market funds. At December 31, 2006, the Company had $504,399 of uninsured cash.

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral.

Accounts Receivable

The Company uses the reserve method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. For 2006 and 2005, all accounts were believed to be collectible. No reserve was therefore deemed necessary.

Property And Equipment

Property and equipment are recorded at cost. Depreciation is charged against operations over the estimated useful lives of the assets under the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred. Amortization of assets acquired under a capital lease is computed under the same method as depreciation.

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election became effective August 11, 2000.

Advertising Costs

Advertising costs are expensed as incurred.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

Note 2 - INVESTMENTS

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition in current assets, with the change in fair value during the year included in operations.

Investments include equity securities and money markets and are summarized as follows at December 31, 2006 and 2005:

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 And 2005

Note 2 - INVESTMENTS (CONTINUED)

	2006	2005
Trading Securities:		
Equities:		
Equities, at cost	$ 83,145	$ 217,316
Gross unrealized losses	(11,210)	(15,508)
Total equity securities at fair market value	$ 71,935	$ 201,808
Short equity positions:		
Short equity positions, at cost	$ (115,312)	$ (2,200)
Gross unrealized losses	(493)	(20)
Total short equity positions at fair market value	$ (115,805)	$ (2,220)
Total Trading Securities	$ (43,870)	$ 199,588
Cash And Equivalents Held For Investment - Money market funds	$ 282,396	$ 75,670
Total Investments At Fair Market Value	$ 238,526	$ 275,258

The following is a summary of investment earnings recognized in income during the years ended December 31, 2006 and 2005:

	2006	2005
Trading Securities:		
Interest and dividends	$ 17,012	$ 13,694
Realized gains (losses) - net	48,600	42,397
Unrealized gains (losses) - net	4,831	(15,528)
Net investment income	$ 70,443	$ 40,563

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 And 2005

Note 3 - NOTES PAYABLE

	2006	2005
Bank note - monthly payments of $794 including interest at 4.75%; the asset was traded-in and the note was retired in 2006.	$ -	$ 14,499
Note payable due on demand; uncollateralized; interest payable at 6%.	48,440	48,440
Total	48,440	62,939
Less: Current portion	48,440	57,470
Long-Term Debt	$ -	$ 5,469

Note 4 - CAPITAL LEASE OBLIGATION

The Company was a lessee of furniture, computer equipment and software under a capital lease which expired in 2006. The assets and liabilities under these capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The furniture is depreciated over seven years and the computer equipment over five years in accordance with MACRS. The software is amortized straight-line over three years. Depreciation and amortization on the assets under the capital leases is included in depreciation and amortization expense for the years ended December 31, 2006 and 2005 are $14,864 and $14,836, respectively. During 2006, the assets classified under capital lease were reclassified under their appropriate fixed asset categories.

	2006	2005
Capital lease - monthly payments of $2,955 including interest imputed at 9.682%; all payments under the lease agreement was fulfilled in May, 2006.	$ -	$ 17,242
Less: Current portion	-	17,242
Long-Term Portion	$ -	$ -

Note 5 - COMMON STOCK

60,000 shares authorized; 9,965 shares issued and outstanding at December 31, 2006 and 2005.

During 2006, a shareholder transferred 323 of their shares to the remaining shareholders based on a pro rata basis for equivalent consideration.

During 2005, 290 shares were issued to existing shareholders for cash totaling $17,046.

Note 6 - QUALIFIED RETIREMENT PLANS

The Company has a Profit Sharing Plan for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company may elect a contribution to the Plan at the discretion of the Board of Directors. The Company's contribution for the years ended December 31, 2006 and 2005 were $153,985 and $142,745, respectively.

The Company also has a Cash Balance Pension Plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. The Company's contribution to the plan for the years ended December 31, 2006 and 2005 were $191,041 and $189,041, respectively. The Board of Directors has elected to terminate the Cash Balance Plan in 2007.

The following is the reconciliation of the accumulated plan benefits and the value of plan assets for the Cash Balance Plan as of December 31, 2006:

Present Value Of Accumulated Plan Benefits:	
Interest Rate	4.47%
Vested Participants:	
Active participants	$ 572,041
Deferred vested benefits	1,121
Total Vested Benefits	573,162
Nonvested Benefits	-
Total Present Value	$ 573,162
Market Value Of Assets	$ 508,802

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 And 2005

Note 6 - QUALIFIED RETIREMENT PLANS (CONTINUED)

Present Value As Of January 1, 2006	$ 365,769
Increase (Decrease) Attributable To:	
Due to passage of time	16,350
Additional benefits accumulated	191,043
Increase due to change in actuarial assumptions	-
Increase due to plan amendments	-
Benefit payments	-
Total Increase	207,393
Present Value As Of December 31, 2006	$ 573,162

Note 7 - RELATED PARTIES

The Company leases office space from a Michigan LLC, whose members are shareholders of the Company. The lease is considered to be at market rates, and is accounted for as an operating lease. The property is being leased at various rates expiring June 30, 2008. The 2006 and 2005 rental costs for this property were $158,368 and $153,427, respectively, and are included in the schedule of lease obligations in Note 8.

Note 8 - LEASES

The Company is leasing various office and computer equipment, and furniture and office space under leases expiring at various dates through January, 2010. Minimum future rental payments under these non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2006 for each of the next four years and in the aggregate are:

Year Ended December 31, 2007	$ 164,998
2008	85,131
2009	13,261
2010	417
Total minimum future rental payments	$ 263,807

Note 9 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company which is $100,000. At December 31, 2006 net capital was $296,979, which was $196,979 in excess of its minimum dollar amount.

The Company was also in compliance at December 31, 2005. At December 31, 2005 the Company's net capital was $111,229. Net capital exceeded the minimum by $11,229.

SUPPLEMENTARY INFORMATION



Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated January 24, 2007. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Part IIA - Form 17a-5(a) as of December 31, 2006, and the Schedules of Operations - Investment Banking, Schedules of Operations - Trading and Schedules of Operations - Bank Management Fund for the years ended December 31, 2006 and 2005 is presented for purposes of additional analysis of the financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 24, 2007

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2006

NET CAPITAL		
Total shareholders' equity		$ 584,526
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		584,526
Deductions And/Or Charges:		
Nonallowable assets:		
Fixed assets	$ 106,844	
Prepaid expenses	40,078	
Deposits	10,748	
Client receivables	70,000	
Total Deductions And/Or Charges		227,670
Net capital before haircuts on securities positions		356,856
Haircuts On Securities:		
Other securities	(59,877)	
Undue concentrations	-	(59,877)
Net Capital		$ 296,979
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement Of Financial Condition:		
Short-term payables	$ 48,440	
Accounts payable and accrued expenses	259,743	
Total Aggregate Indebtedness		$ 308,183
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 20,545
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 196,979
Excess Net Capital At 100%		$ 266,160
Ratio: Aggregate Indebtedness To Net Capital		1.04 to 1

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5(a)
December 31, 2006

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners unaudited Focus Report at December 31, 2006	$ 780,843	$ 227,671	$ 1,008,514
Adjustment -			
Reclassify short equity sales	(115,805)	-	(115,805)
Assets Per Audited Financial Statements	$ 665,038	$ 227,671	$ 892,709

LIABILITIES AND CAPITAL	A.I. Liabilities	Non-A.I. Liabilities	Total
Liabilities per Donnelly Penman & Partners unaudited Focus Report at December 31, 2006	$ 308,182	$ 115,805	$ 423,987
Adjustment -			
Reclassify short equity sales		(115,805)	(115,805)
Total Liabilities	308,182	-	308,182
Ownership Equity:			
Common stock	-	-	133,146
Additional paid-in capital	-	-	11,993
Retained earnings	-	-	439,388
Total Ownership Equity	-	-	584,527
Liabilities And Equity Per Audited Financial Statements	$ 308,182	$ -	$ 892,709

NET CAPITAL	
Net Capital per Donnelly Penman & Partners unaudited Focus Report at December 31, 2006	$ 296,979
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 296,979

See auditor's report on supplementary information.



Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Statements of Financial Condition as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the years ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 24, 2007

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - INVESTMENT BANKING
For The Years Ended December 31, 2006 And 2005

	2006	2005
Professional Services Billed	$ 3,854,153	$ 4,399,327
Expenses:		
Leased employee costs	2,880,471	3,392,334
Pension and profit sharing	327,065	307,483
Rent	158,368	153,427
Fringe benefits	96,791	103,190
Professional services	73,009	77,518
Dues and subscriptions	38,909	42,486
Marketing and promotion	38,655	42,240
Depreciation	38,135	38,804
Office supplies and expense	36,615	18,081
Automobile expenses	34,519	36,521
Training and continuing education	26,243	32,248
Travel	18,046	11,257
Telephone	17,665	18,386
Meals and entertainment	12,800	7,704
Single business tax	12,489	3,747
Outside services	10,380	8,650
Insurance - other	9,241	6,132
Client relations	8,467	7,836
Research	8,352	11,098
Utilities	7,628	9,028
Retirement plan expenses	6,768	6,728
Leased equipment	6,039	6,039
Licenses	5,871	5,506
Interest	3,699	7,195
Repairs and maintenance	2,979	2,986
Postage and delivery	2,251	3,826
Computer supplies	2,097	1,893
Recruiting	1,707	-
Bank service charge	1,017	1,114
Parking expense	755	360
Charitable contributions	200	2,750
Total Expenses	3,887,231	4,366,567
Operating Income (Loss)	(33,078)	32,760
Other Income (Expense):		
Interest income	566	808
Loss on disposal of fixed assets	(20,991)	(10,676)
Total Other Income (Expense) - Net	(20,425)	(9,868)
Net Income (Loss)	$ (53,503)	$ 22,892

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - TRADING
For The Years Ended December 31, 2006 And 2005

	2006	2005
Income:		
Trading commissions	$ 46,578	$ 129,315
Investment income	70,443	40,563
Total Income	117,021	169,878
Expenses:		
Leased employee	54,779	85,130
Trading fees	22,474	30,554
NASD fees	11,418	18,559
Pension and profit sharing	5,026	6,937
Lease	3,952	3,879
Telephone and cable	3,158	2,813
Depreciation	1,023	1,856
Insurance	618	548
Travel and entertainment	594	382
Fringe benefits	348	325
Postage	266	165
Taxes	226	330
Supplies	140	103
Total Expenses	104,022	151,581
Net Income	$ 12,999	$ 18,297

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - BANK MANAGEMENT FUND
For The Years Ended December 31, 2006 And 2005

	2006	2005
Income:		
Management fees	$ 310,300	$ -
Expenses:		
Leased employee	168,351	-
Pension and profit sharing	12,935	-
Office supplies and expense	6,780	-
Rent	6,500	-
Training and continuing education	5,887	-
Outside services	5,018	-
Telephone and cable	4,463	-
Professional services	2,939	-
Travel and entertainment	2,570	-
Postage	1,116	-
Bank fund expenses	608	-
Utilities	561	-
Bank service charge	193	-
Research	107	-
Dues and subscriptions	100	-
Total Expenses	218,128	-
Net Income	$ 92,172	$ -

See auditor's report on supplementary information.

END